                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                           For the month of June, 2004




                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
             (Exact name of registrant as specified in its charter)

                             19 Benoi Road, Level 3A
                          Sigma Cable High Tech Complex
                                Singapore 629909
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         [X]  Form 20-F             [ ]  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         [ ]  Yes                   [X]  No

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

INDEX

PART 1

Item 1   Notice of Special General Meeting of Shareholders                     3

Item 2   Proxy Statement for Special General Meeting of Shareholders           4

Item 3   Proxy Card                                                            7

PRESS RELEASE                                                                  9

SIGNATURE                                                                     11

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED


                NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 22, 2004

YOU ARE HEREBY NOTIFIED that a Special General Meeting of Shareholders (the "Meeting") of Asia Pacific Wire & Cable Corporation Limited (the "Company") will be held at the offices of Coudert Brothers LLP, 1114 Avenue of the Americas, New York, New York 10036 on Tuesday, June 22, 2004 at 10:00 a.m. (local time) for the following purposes:

     1. To consider and if thought fit to remove the Directors of the Company pursuant to section 93 of the Companies Act and section 76 of the Bye-laws of the Company, including, but not limited to, the following:
          Tom C.Y. Tung, Jack T. Sun, Charles C.Y. Han, Aaron K.M. Chik, Raymond C.Y. Kung and Charles Xue;

     2. To elect five (5) new members to the Board of Directors each for a term ending on the date of the next Annual General Meeting of Shareholders; and

     3. To elect Directors to fill any vacancy which may be created on the Board of Directors of the Company by reason of the removal of a Director.

The Board of Directors of the Company is calling the Meeting in order to comply with an order issued by the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, dated March 25, 2004 (the "Order") in connection with the bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code in which Pacific USA Holdings Corporation ("PUSA") is a debtor and the requisition notice issued by PUSA pursuant to the Order. A copy of the Order is available for inspection by shareholders of record at the principal executive office and the registered office of the Company upon advance request during customary business hours.

Shareholders of record as of the close of business on March 25, 2004 (the "Record Date") are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof. All shareholders of record as of the Record Date will be sent an Information Statement that contains more information about these items and the Meeting and a proxy card for recording your vote.

                                            BY ORDER of the Directors



                                            /s/ A.S. & K. Services Ltd.
                                            Bermuda Resident Assistant Secretary


Dated: April 13, 2004

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

                                   CEDAR HOUSE
                                 41 CEDAR AVENUE
                                  HAMILTON HM12
                                     BERMUDA

                         ------------------------------
                              INFORMATION STATEMENT
                                       FOR
                     SPECIAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 22, 2004

This Information Statement is furnished to shareholders of Asia Pacific Wire & Cable Corporation Limited (the "Company"), a Bermuda corporation, to provide additional information concerning the matters to be voted upon at the Special General Meeting of Shareholders of the Company (the "Meeting") to be held at the offices of Coudert Brothers LLP, 1114 Avenue of the Americas, New York, New York 10036 on Tuesday, June 22, 2004 at 10:00 a.m. (local time), for the purposes set forth in the Notice of Meeting.

The Board of Directors of the Company is calling the Meeting in order to comply with an order issued by the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, dated March 25, 2004 (the "Order") and the requisition notice issued on behalf of Pacific USA Holdings Corporation ("PUSA") pursuant to the Order. A copy of the Order is available for inspection by shareholders of record at the principal executive office and the registered office of the Company upon advance request during customary business hours.

Holders of record of Common Shares of the Company (the "Common Shares") as of the close of business on March 25, 2004 (the "Record Date"), are entitled to receive notice of, and to vote at, the Meeting. The outstanding Common Shares constitute the only class of securities entitled to vote at the Meeting, and each Common Share entitles the holder thereof to one vote. At the close of business on March 25, 2004, there were 13,830,769 Common Shares issued and outstanding.

Shares may be voted if the shareholder is present in person or represented by proxy. At least two shareholders holding a majority of the shares outstanding as of such date must be present in person or represented by proxy for a quorum to exist at the Meeting. If a quorum is not present, the Meeting may be dissolved.

Shares represented by proxies in the form enclosed, if such proxies are properly executed and returned and not revoked, will be voted as specified. To be voted, proxies must be delivered to the solicitation agent of the Company, First Chicago Trust Company of New York, a Division of Equiserve.

This Information Statement and the enclosed proxy were mailed to shareholders on or about April 15, 2004. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians to forward to beneficial owners of Common Shares held in the names of such nominees. The solicitation of proxies will be made by the use of the mails and may also be made through direct communication with certain shareholders or their representatives by officers, directors and employees of the Company, who will receive no additional compensation therefor. In addition, the Company will utilize the services of its transfer agent, First Chicago Trust Company of New York, a Division of Equiserve, to act as solicitation agent.


                                 PROPOSAL NO. 1
                              REMOVAL OF DIRECTORS

To consider and if thought fit to remove Jack T. Sun, Charles C.Y. Han, Aaron K.M. Chik, Raymond C.Y. Kung and Charles Xue (collectively, the "Proposal 1 Directors") from the Board of Directors of the Company pursuant to section 93 of the Companies Act and section 76 of the Bye-laws of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST REMOVAL OF THE PROPOSAL 1 DIRECTORS.


                                 PROPOSAL NO. 2
                ELECTION OF NEW MEMBERS TO THE BOARD OF DIRECTORS

The members of the Board of Directors (each a "Director") are elected annually to serve until the next Annual General Meeting of Shareholders or until their successors are elected. The following table and biographical summaries set forth certain information, as of April 13, 2004, and subsequent thereto in certain instances, concerning the individuals nominated by the Board of Directors for election as Directors of the Company (each a "Nominee," and collectively the "Nominees"). Each Director shall be authorized to appoint and remove his own alternate director who may act in the alternative for the Director as and when such Director sees fit. Each Director shall be entitled to Directors' fees as set forth below under "Compensation and Ownership of Common Shares of Directors and Officers."

NAME                         AGE                    POSITION
----                         ---                    --------

Andy C.C. Cheng............  45    Executive Vice President and Director of
                                   Pacific Electric Wire & Cable Co., Ltd.
                                   ("PEWC"). Mr. Cheng also serves as Director
                                   and Chief Executive Officer of Pacific USA
                                   Holdings Corp. ("PUSA").
Michael C. Lee.............  52    Chairman of PUSA. Mr. Lee also serves as
                                   Director and Chief Executive Officer of PEWC.
David T. Sun...............  50    President of PEWC. Mr. Sun also serves as
                                   President of Charoong Thai Wire & Cable
                                   (Public) Company Limited ("Charoong Thai"), a
                                   subsidiary of the Company.
Tim Wong...................  49    Senior Finance Manager of Utahloy Education
                                   Foundation.
Chun-Tang Yuan.............  53    Chairman of PEWC.

Mr. Andy C.C. Cheng is Executive Vice President and Director of PEWC. He also serves as Director and Chief Executive Officer of PUSA and Chairman and Director of You-Chi Investment Co. Ltd. Mr. Cheng is also a member of the Board of Directors of Moonview Ventures Ltd. and Blinco Enterprises Ltd.

Mr. Michael Lee is Chairman of PUSA and a member of the Board of Directors of PEWC. He is also President of Ding-Hao Acme Co. Ltd., Chairman of Pacific Acme Coffee & Food Corp. and Supervisor of Walsin Lihwa Corp.

Mr. David T. Sun is President of PEWC and President of Charoong Thai. He also serves as Chairman of Lung Hwa University of Science and Technology.

Mr. Tim Wong is Senior Finance Manager of Utahloy Education Foundation.

Mr. Chun-Tang Yuan is Chairman of PEWC. He is also a member of the Board of Directors of Pacific Construction Co., Ltd. and Pacific Leasing Corp.

      COMPENSATION AND OWNERSHIP OF COMMON SHARES OF DIRECTORS AND OFFICERS
      ---------------------------------------------------------------------

The aggregate amount of compensation paid by the Company to all of the Company's Directors and executive officers, as a group, for services in all capacities during 2003 was approximately $900,000. The Company has authorized a stock option plan for Directors and key employees of the Company (the "Stock Option Plan"), pursuant to which any award of stock options will be made only with the approval of the Board of Directors. The Company has reserved 650,000 Common Shares (including 97,500 already subject to issued options) for issuance under the Stock Option Plan. As of April 8, 2004, the Directors and executive officers of the Company beneficially owned 8,000 Common Shares, representing approximately 0.058% of the outstanding Common Shares.

In addition to reimbursement for reasonable travel, hotel and incidental expenses in attending meetings of the Board of Directors or committees thereof, each Director receives as compensation for his services an annual cash payment in the amount of (a) $10,000, if such Director is an officer or employee of the Company or any of its affiliates or (b) $20,000, if such Director is not an officer or employee of the Company or any of its affiliates.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE NOMINEES FOR ELECTION AS DIRECTORS.


                                 PROPOSAL NO. 3
                REMOVAL OF TOM C.Y. TUNG FROM BOARD OF DIRECTORS

To consider and if thought fit to remove Tom C.Y. Tung from the Board of Directors of the Company pursuant to section 93 of the Companies Act and section 76 of the Bye-laws of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE REMOVAL OF TOM C.Y. TUNG.

                                 PROPOSAL NO. 4
                           INCREASE IN DIRECTORS' FEES

To consider and if thought fit to increase the annual fees for each Director effective June 1, 2004 to (a) US$20,000, if such Director is an officer or employee of the Company or any of its affiliates or (b) US$40,000, if such Director is not an officer or employee of the Company or any of its affiliates.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE INCREASE IN DIRECTORS' FEES.






April 13, 2004
                                            /s/ A.S. & K. Services Ltd.
                                            Bermuda Resident Assistant Secretary

                                      PROXY

                   THIS PROXY IS BEING SOLICITED ON BEHALF OF
                            THE BOARD OF DIRECTORS OF
                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

         The undersigned, a shareholder of Asia Pacific Wire & Cable Corporation Limited (the "Company"), hereby appoints Aaron K.M. Chik and Charles C.Y. Han, and each of them individually, as Proxies to represent and vote all of the Company's Common Stock held of record by the undersigned, each with full power of substitution, at the Annual General Meeting of Shareholders of the Company, to be held at the offices of Coudert Brothers LLP, 1114 Avenue of the Americas, New York, New York 10036 on Tuesday, June 22, 2004 at 10:00 a.m., local time, and at any adjournment or postponement thereof.

YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN AND RETURN THIS CARD OR ATTEND THE MEETING AND VOTE IN PERSON.

PROPOSAL 1: Removal of Jack T. Sun, Charles C.Y. Han, Raymond C.Y. Kung, Charles Xue and Aaron K.M. Chik (collectively, the "Proposal 1 Directors") from the Board of Directors

The Board of Directors recommends a vote against the removal of the Proposal 1 Directors.

[ ]  FOR REMOVAL OF ANY INDIVIDUAL DIRECTOR(S). WRITE NAME(S) OF DIRECTOR(S)
     BELOW.

     NAME OF DIRECTOR:
                      --------------------      --------------------

                      --------------------      --------------------

                      --------------------

[ ]  AGAINST REMOVAL OF PROPOSAL 1 DIRECTORS

[ ]  ABSTAIN


PROPOSAL 2: Election of New Directors

The Board of Directors recommends a vote for the election of the following nominees as new directors: Chun-Tang Yuan, Andy C.C. Cheng, Michael C. Lee, David T. Sun and Tim Wong.


[ ]  FOR ALL

[ ]  WITHHOLD ALL

[ ] WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NAME OF NOMINEE BELOW.

     NAME OF NOMINEE:
                      --------------------      --------------------

                      --------------------      --------------------

PROPOSAL 3: Removal of Tom C.Y. Tung from the Board of Directors

The Board of Directors recommends a vote for the removal of Tom C.Y. Tung.


[ ]  FOR REMOVAL OF TOM C.Y. TUNG

[ ]  AGAINST REMOVAL OF TOM C.Y. TUNG

[ ]  ABSTAIN


PROPOSAL 4: Increase in Directors' Fees to US$20,000, if such Director is an officer or employee of the Company or any of its affiliates or US$40,000, if such Director is not an officer or employee of the Company or any of its affiliates.

[ ]  FOR

[ ]  AGAINST

[ ]  ABSTAIN




         Please Sign Here and Return Promptly

               Signature:                        Dated:
                         ---------------------         ----------------

               Signature:
                         ---------------------

Please sign exactly as your name or names appear on your share certificates. For joint accounts, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, etc., please give your full title.

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
    19 Benoi Road, Level 3A, Sigma Cable High Tech Complex, Singapore 629909
                   Tel: (65) 6663-2132/3, Fax: (65) 6663 2130

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE                    Contact:     Aaron Chik or Samuel See
---------------------                                 Asia Pacific Wire & Cable
June 23, 2004                                         (65) 6663-2132

                                         Or:          Michael Mandelbaum
                                                      Mandelbaum Partners
                                                      (310) 785-0810
--------------------------------------------------------------------------------


            SHAREHOLDERS OF ASIA PACIFIC WIRE & CABLE ELECT FIVE NEW
                      DIRECTORS AT SPECIAL GENERAL MEETING

          -- SHAREHOLDERS ALSO VOTED TO REMOVE FORMER CHAIRMAN TOM TUNG
                             FROM THE APWC BOARD --


NEW YORK, NY - JUNE 23, 2004 - Asia Pacific Wire & Cable Corporation Limited (OTC Bulletin Board: AWRCF) announced today that its shareholders have voted to elect five new members to its board of directors at a special general meeting of shareholders which was held yesterday, June 22, 2004. The newly elected APWC directors are: Andy C.C. Cheng, Michael C. Lee, David T. Sun, Tim Wong and Tony Chun-Tang Yuan.

The five new directors join five incumbent APWC directors whose election to the board was also reaffirmed by shareholder vote at yesterday's meeting. The five incumbent directors are: Jack T. Sun, Charles C.Y. Han, Aaron K.M. Chik, Raymond C.Y. Kung and Charles Xue.

Additionally, the shareholders voted to remove the former chairman, Tom C.Y. Tung, from the board of directors of APWC.

Mr. Charles Han, Chairman of APWC, stated, "We are delighted that the shareholders have elected these five new members and welcome them to APWC's board of directors. These new directors will add to the diversity of experience and opinion of our board and will enhance APWC's leadership in terms of its vision for the growth of the business. The new, strengthened board of directors looks forward to cohesively and effectively working together to increase profitability and enhance shareholder value."

ABOUT ASIA PACIFIC WIRE & CABLE

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.



--------------------------------------------------------------------------------
Except for statements of historical fact, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties, including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company's SEC filings which may cause actual results to differ materially.
--------------------------------------------------------------------------------

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




Date: June 23, 2004

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED





   /s/ Aaron Chik
-------------------------------
By:    Aaron Chik
       Chief Financial Officer